Exhibit 99.5

March 29, 2007

Messrs.

MINERA ANDES INC.

MINERA ANDES S.A.

111 East Magnesium Rd., Suite A

Spokane, WA

Attention : Allen Ambrose

Facsimile No. (509) 921-7325

MINERA SANTA CRUZ S.A.

Leandro N. Alem Avenue 712, Suite 5A

Capital Federal, Argentina

Attention: Gonzalo Freyre

Facsimile No. (54-ll) 4315-7900

Dear Sirs:

We refer to the letter agreement dated January 5, 2007, as amended, among Hochschild Mining (Argentina) Corporation, formerly known as Lorenzon Limited (“Lorenzon”), Minera Andes Inc., Minera Andes S.A. and Minera Santa Cruz S.A. and the letter agreements dated January 25, 2007, as amended, and February 28, 2007 among the same parties (collectively, the “Letter Agreements”), each relating to advances of the Lorenzon/MSC PFL, the Lorenzon/MAI PFL, and the MAI/MSC PFL (as such terms are defined in the Letter Agreements).

This will confirm our agreement as follows:

1.

The Letter Agreements are amended by (a) deleting the date “March 31, 2007” in paragraph 2 of each of the Letter Agreements and replacing such date with “April 30, 2007 and (b) deleting the date “April 1, 2007” in each place it appears in paragraph 2 of each of the Letter Agreements and replacing such date with “May 1, 2007”

2.

As amended hereby, the Letter Agreements remain in full force and effect.

If the foregoing correctly reflects our agreement, please sign a copy of this letter and return it to us.

Very truly yours.

HOCHSCHILD MINING (ARGENTINA)

CORPORATION

By: /s/ Miguel Aramburú
Name: Miguel Aramburú

ACCEPTED AND AGREED:

MINERA ANDES INC.

By:      /s/ Allen V. Ambrose

Name:

Allen V. Ambrose

Date:

March 29, 2007

MINERA ANDES S.A

By:_______________________

Name:

Date:

MINERA SANTA CRUZ S.A.

By:_______________________

Name:

Date:

2

ACCEPTED AND AGREED:

MINERA ANDES INC.

By:      /s/ Allen V. Ambrose

Name:

Allen V. Ambrose

Date:

March 29, 2007

MINERA ANDES S.A

By:     /s/ Jorge A. Vargas

Name:

Jorge A. Vargas

Date:

27-04-07

MINERA SANTA CRUZ S.A.

By:_____________________

Name:

Date:

ACCEPTED AND AGREED:

MINERA ANDES INC.

By:____________________

Name:

Date:

MINERA ANDES S.A

By:_____________________

Name:

Date:

MINERA SANTA CRUZ S.A.

By:     /s/ Gonzalo Freyre

Name: Gonzalo Freyre

Date: 29/03/07